GREAT PANTHER RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 annual and special general meeting of shareholders of GREAT PANTHER RESOURCES LIMITED (the "Company") will be held in the Boardroom, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 on Friday, June 27, 2008 at 11:00 a.m. Vancouver time, for the following purposes:

1.	to receive and consider the report of the directors;

2.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2007, and the auditor's report on the financial statements;

3.	to appoint the auditor;

4.	to set the number of directors at five;

5.	to elect the directors;

6.	to consider and vote on a resolution ratifying the Shareholder Rights Plan described in the information circular which accompanies this notice;

7.	to consider and vote on a resolution of the disinterested shareholders approving the amendment of outstanding out-of-the-money incentive stock options by decreasing the exercise price;

8.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The information circular which accompanies this notice contains further information relating to the above matters. Also accompanying this notice is a form of proxy, the report of the directors and the audited consolidated financial statements of the Company and management's discussion and analysis for the financial year ended December 31, 2007.

Shareholders are invited to attend the meeting. If you are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy, by mail or fax, in accordance with the directions given in the accompanying information circular. If you receive more than one form of proxy because you own shares registered in different names or with different addresses, each form of proxy should be completed and returned.

If you are a non-registered shareholder who receives these materials through a broker, a financial institution, a trustee or a nominee that holds securities on your behalf, you should comply with the instructions provided by such organization to ensure that your shares may be voted. See "Advice to Non-Registered Shareholders" in the accompanying information circular.

DATED May 15, 2008

BY ORDER OF THE BOARD OF DIRECTORS

Kaare G. Foy
Executive Chairman